The Norman Law Firm PLLC

-ATTORNEYS AND COUNSELORS AT LAW-

A PROFESSIONAL LIMITED LIABILITY COMPANY

8720 Georgia avenue, suite 1000

SILVER SPRING, MD 20910

tel:(301)588-4888; FAX:(301)576-3544

Elton F. Norman

admitted in

DC, GA

MD, NY

May 26, 2022

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
450 Fifth Street, N.W
Washington, D.C. 20549
Attn: Christine Torney
Jeanne Baker

Re: Pioneer Green Farms, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 12, 2022
File No.: 333-262600

Dear Ms. Torney and Ms. Baker:

This letter is in response to comments of the staff ("Staff') of the Division of Corporation Finance of the Securities and Exchange Commission on the filing made by Pioneer Green Farms, Inc. contained in your letter dated May 9, 2022 ("Comment Letter"). The headings and numbers below refer to similar headings and numbers contained in the Comment Letter. Capitalized terms used herein not otherwise defined in this letter shall have the meaning given to them in the Form S.-1.

Attached to this letter is a red-lined version of the amended Form S-1, indicating the amendments made to the Form S.-1.

Management's Discussion and Analysis

Results of Operations during the year ended December 31. 2021 compared to the year ended December 3 L 2020, page 26

1.            Please disclose what products were sold to generate $1,300 in revenues and explain why there were no associated cost of sales.

RESPONSE: The sales in 2021 were generated by the sale of miscellaneous fruit trees at a local festival. The trees sold were grown from seeds or cuttings, therefore there were no capitalized costs. The Company had not yet produced any quantity of CBD oil for sale. The Company grows a variety of ornamental and fruit trees in open fields to enhance our green-belt real estate tax status. These crops do not encroach on the hemp plants grown to produce CBD oil.

The Form S-1 has been amended in response to the Staff’s comments.

2.            We note your disclosures that net losses increase due to the building of greenhouses and for planting the harvest. Please quantify the most significant reasons for the increase in labor and management expenses and general and administration expresses during the year ended December 31, 2021, compared to the year December 31, 2020.

RESPONSE: The operations in 2020 were developmental in nature, focused on creating processes and enhancing the facilities. 2020 operations were hampered by the Covid restrictions during much of the year. During 2021, the growing operations doubled, and contract labor increased by over $61,000. Legal and professional fees also increased by over $78,500 due to the preparations for public reporting.

The Form S-1 has been amended in response to the Staff’s comments.

I trust that with these responses, your comments have been satisfied.  As indicated above, the amended Form S-1 to include the above information will be filed on EDGAR.  In the meantime, if you have any further questions or require any further information; please do not hesitate to contact the undersigned. The Company requests that the Form S-1 to become effective at the earliest possible date.

Pioneer Green Farms, Inc.

By:	Isl Michael Donaghy
Michael Donaghy Chief Executive Officer